Exhibit 99.1

Xiao-I Corporation Announces ADS Ratio Change with Marketplace Effective Date on May 11, 2026

Shanghai, China, May 6, 2026 – Xiao-I Corporation (Nasdaq: AIXI) (the “Company”) today announced that it will change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares from one (1) ADS representing three (3) ordinary shares to one (1) ADS representing sixty (60) ordinary shares. For the Company’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-twenty reverse ADS split.

The Company’s ADSs are expected to begin trading on The Nasdaq Stock Market on a post-reverse ADS split basis under the same ticker symbol, “AIXI,” effective at the open of business on May 11, 2026. The new CUSIP number for the Company’s ADSs following the reverse ADS split will be 98423X308.

The ordinary shares of the Company will not be affected by the change in the ADS ratio. No ordinary shares will be issued or cancelled in connection with the change in the ADS ratio, and holders of the Company’s ordinary shares will be unaffected by the new ADS ratio.

The exchange of every twenty (20) then-held ADSs for one (1) new ADS will occur automatically on the effective date, with the then-held ADSs being cancelled and new ADSs issued by Citibank, N.A., as depositary. No action is required by ADS holders to effect the exchange. Fractional new ADSs will not be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary, and the net cash proceeds from the sale, after deduction of applicable fees, taxes and expenses, will be distributed to the applicable ADS holders in accordance with the terms of the deposit agreement.